Filed pursuant to Rule 433
Dated June 20, 2018
Registration Statement No. 333-210425
Relating to Preliminary Prospectus Supplement dated June 20, 2018 and
Prospectus dated March 28, 2016

QTS Realty Trust, Inc.

6.50% Series B Cumulative Convertible Perpetual Preferred Stock

(Liquidation Preference $100.00 per Share)

June 20, 2018

This pricing term sheet supplements QTS Realty Trust, Inc.’s preliminary prospectus supplement, dated June 20, 2018 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of its 6.50% Series B Cumulative Convertible Perpetual Preferred Stock, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. Unless the context otherwise requires, references to “QTS” or the “Issuer,” “we,” “us” and “our” in this pricing term sheet mean QTS Realty Trust, Inc. and not its subsidiaries.

Issuer:	QTS Realty Trust, Inc.

Security:	6.50% Series B Cumulative Convertible Perpetual Preferred Stock (the “Series B Convertible Preferred Stock”)

Number of Shares:	2,750,000 shares (3,162,500 shares if the underwriters’ option to purchase additional shares is exercised in full)

Public Offering Price:	$100.00 per share, plus accrued and unpaid dividends; $275,000,000 total (not including the underwriters’ option to purchase additional shares)

Underwriting Discounts and Commissions:	$3.50 per share; $9,625,000 total (not including the underwriters’ option to purchase additional shares)

Use of Proceeds:

The net proceeds from the offering will be approximately $265 million ($305 million if the underwriters exercise their option to purchase additional Series B Convertible Preferred Stock to cover overallotments in full), after deducting underwriting discounts and commissions and estimated offering expenses. The Issuer intends to contribute to its Operating Partnership the net proceeds from the offering in exchange for preferred OP units with economic rights and preferences that are substantially equivalent to the Series B Convertible Preferred Stock. The Operating Partnership intends to use the funds contributed to it by the Issuer from the net proceeds from the offering to repay a portion of the amounts outstanding under the Issuer’s unsecured revolving credit facility and for other general corporate purposes. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Maturity:	Perpetual (unless converted as described in this pricing term sheet)

Pricing Date:	June 20, 2018

Settlement Date:	June 25, 2018 (T+2)

Liquidation Preference:	$100.00 per share, plus accrued and unpaid dividends

Dividends:

Holders of Series B Convertible Preferred Stock will be entitled to receive cumulative cash dividends on the Series B Convertible Preferred Stock at the rate of 6.50% per annum of the $100.00 per share liquidation preference, which is equivalent to $6.50 per annum per share.

Dividend Payment Dates:

Dividends on the Series B Convertible Preferred Stock will be payable quarterly in arrears on or about the 15th day of each January, April, July and October. The first dividend on the Series B Convertible Preferred Stock will be paid on October 15, 2018.

Closing Sale Price of the Class A Common Stock on June 20, 2018:	$39.19

Conversion Premium:	Approximately 20% above the closing sale price.

Initial Conversion Price:	Approximately $47.03 per share of the Issuer’s Class A common stock (subject to adjustment).

Initial Conversion Rate:	2.1264 shares of the Issuer’s Class A common stock per share of Series B Convertible Preferred Stock.

Redemption Rights:	The Series B Convertible Preferred Stock will not be redeemable by the Issuer.

Mandatory Conversion:

At any time on or after July 20, 2023, the Issuer may at its option cause all (but not less than all) outstanding shares of the Series B Convertible Preferred Stock to be automatically converted into the Issuer’s Class A common stock at the then-prevailing conversion rate if the closing sale price of the Issuer’s Class A common stock is equal to or exceeds 150% of the then-prevailing conversion price for at least 20 trading days in a period of 30 consecutive trading days, including the last trading day of such 30-day period, ending on the trading day prior to the issuance of a press release announcing the mandatory conversion.

Special Rights upon a Fundamental Change:

If a holder converts its shares of Series B Convertible Preferred Stock at any time beginning at the opening of business on the trading day immediately following the effective date of a fundamental change (as described under “Description of Series B Convertible Preferred Stock—Special Rights Upon a Fundamental Change” in the Preliminary Prospectus Supplement) and ending at the close of business on the 30th trading day immediately following such effective date, the holder will automatically receive a number of shares of the Issuer’s Class A common stock equal to the greater of:

•                  the sum of (i) a number of shares of the Issuer’s Class A common stock, as described under “Description of Series B Convertible Preferred Stock—Conversion Rights” and subject to adjustment as described under “Description of Series B Preferred Stock—Conversion Rate Adjustment” in the Preliminary Prospectus Supplement and (ii) the make-whole premium, if any, described under “Description of Series B Preferred Stock—Determination of Make-Whole Premium” in the Preliminary Prospectus Supplement; and

•                  a number of shares of the Issuer’s Class A common stock equal to the lesser of (i) the liquidation preference divided by the average of the volume-weighted average prices of the Issuer’s Class A common stock for ten days preceding the effective date of a fundamental change and (ii) 5.1020 (subject to adjustment).

Determination of the Make-Whole Premium:

If a holder converts its shares of Series B Convertible Preferred Stock upon the occurrence of a fundamental change, in certain circumstances, the Issuer will increase the conversion rate (such increase, the “make-whole premium”) as described under “Description of Series B Convertible Preferred Stock—Determination of Make-Whole Premium” in the Preliminary Prospectus Supplement and by reference to the table below:

Fundamental Change Effective Date	$39.19	$45.00	$47.03	$55.00	$65.00	$70.54	$80.00	$100.00	$125.00	$150.00
6/25/2018	0.4252	0.3352	0.3107	0.2375	0.1795	0.1572	0.1290	0.0922	0.0664	0.0503
7/20/2019	0.4252	0.3166	0.2916	0.2173	0.1598	0.1382	0.1117	0.0787	0.0566	0.0431
7/20/2020	0.4252	0.3002	0.2741	0.1970	0.1385	0.1173	0.0922	0.0633	0.0454	0.0347
7/20/2021	0.4252	0.2856	0.2580	0.1759	0.1143	0.0929	0.0692	0.0452	0.0323	0.0249
7/20/2022	0.4252	0.2754	0.2461	0.1561	0.0866	0.0634	0.0406	0.0239	0.0172	0.0134
7/20/2023 and thereafter	0.4252	0.2722	0.2421	0.1459	0.0599	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and fundamental change effective date may not be set forth on the table, in which case:

•                  if the stock price is between two stock prices on the table or the fundamental change effective date is between two fundamental change effective dates on the table, the make-whole premium will be determined by straight-line interpolation between make-whole premium amounts set forth for the higher and lower stock prices and the two effective dates, as applicable, based on a 365-day year;

•                  if the stock price is in excess of $150.00 per share (subject to adjustment in the same manner as the stock price) no make-whole premium will be paid; and

•                  if the stock price is less than $39.19 per share (subject to adjustment in the same manner as the stock price), no make-whole premium will be paid.

However, the Issuer will not increase the Conversion Rate as described above to the extent the increase will cause the Conversion Rate to exceed 2.5516. The Issuer will adjust this maximum Conversion Rate in the same manner in which, and for the same events for which, it must adjust the Conversion Rate as described under “Description of Series B Convertible Preferred Stock—Conversion Rate Adjustment” in the Preliminary Prospectus Supplement.

Listing:

The Issuer intends to file an application to list the Series B Convertible Preferred Stock on the NYSE under the symbol “QTS PR B.” The Issuer expects trading of the shares of Series B Convertible Preferred Stock on the NYSE, if listing is approved, to commence within 30 days after the date of the initial delivery of the shares.

NYSE Ticker Symbol:	QTS PR B

CUSIP/ISIN:	74736A301 / US74736A3014

Joint Book-Running Managers:	Deutsche Bank Securities Inc. Jefferies LLC Morgan Stanley & Co. LLC

Pro Forma Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	For the three months ended March 31, 2018	Year ended December 31, 2017
Pro forma Ratio of Earnings to Combined Fixed Charges and Preferred Dividends (1)	0.36	0.43

(1)         The pro forma ratio of earnings to combined fixed charges and preferred dividends for the three months ended March 31, 2018 and year ended December 31, 2017 assumes that the Series B Convertible Preferred Stock was issued on January 1, 2018 and January 1, 2017, respectively, and that proceeds from the Series B Convertible Preferred Stock were used as described in the “Use of Proceeds” section of the Preliminary Prospectus Supplement. The pro forma shortfall of earnings to combined fixed charges and preferred dividends for the three months ended March 31, 2018 was approximately $10.0 million.  The pro forma shortfall of earnings to combined fixed charges and preferred dividends for the year ended December 31, 2017 was approximately $30.0 million.

The Issuer has filed a registration statement (including a prospectus and Preliminary Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, or Preliminary Prospectus Supplement if you request it by contacting Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005-2836, Email: prospectus.CPDG@db.com or by calling toll-free at (800) 503-4611; Jefferies LLC, Attention: Equity Syndicate Prospectus Department, Email: Prospectus_Department@Jefferies.com, or by calling (877) 821-7388, or Morgan Stanley & Co. LLC by calling toll-free at (800) 294-1322.